UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42865

TechCreate Group Ltd.

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

+65 6936 6354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement.

On October 14, 2025, TechCreate Group Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among Cathay Securities, Inc., as the representative of the underwriters named therein (the “Representative”), and Revere Securities LLC, as the co-underwriter, in connection the Company’s initial public offering (the “IPO”) of 2,550,000 class A ordinary shares, par value US$0.0002 per share (the “Shares”) at a public offering price of US$4.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company agreed to sell the Shares to the Representative at a purchase price of $3.70 (92.5% of the Offering Price). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 382,500 class A ordinary shares at the Offering Price, representing fifteen percent (15%) of the Shares sold by the Company in the IPO, less underwriting discounts and a non-accountable expense allowance.

The Shares commenced trading on the NYSE American under the symbol “TCGL” on October 15, 2025. The closing of the IPO took place on October 16, 2025. The aggregate gross proceeds from the IPO were $10,200,000, before deducting underwriting discounts and other related expenses.

The Company also issued the Representative warrants to purchase up to 127,500 class A ordinary shares (5% of the Shares sold in the IPO) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time and from time to time from April 13, 2026 to April 13, 2029 at an exercise price of $4.80 per share (120% of the Offering Price). The Company will maintain an effective registration statement on Form F-1 (or Form F-3, if the Company is eligible to use such form) until such date that is the earlier of the date when all of the class A ordinary shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended (the “Securities Act”) is available for the sale of all of such class A ordinary shares underlying the Representative’s Warrants without registration.

The Shares were offered and sold and the Representative’s Warrants were issued pursuant to the Company’s registration statement on Form F-1 (File No. 333- 289030) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2025 (as amended, the “Registration Statement”), which was declared effective by the SEC on September 30, 2025 and the final prospectus filed with the SEC on October 15, 2025 pursuant to Rule 424(b)(4) of the Securities Act. The Shares, Representative’s Warrants and the class A ordinary shares underlying the Representative’s Warrants were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering for sales and marketing activities for the development and expansion of business and our business operations, research and development to better delivery high-quality services, potential merger acquisitions (although as of the date of this Current Report on Form 6-K (this “Report”) the Company has not identified any potential target business or joint venture partners and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target or joint venture partner), and working capital and other general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and all shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any class A ordinary shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of six (6) months from the date hereof, without the prior written consent of the Representative.

The Underwriting Agreement and the Representative’s Warrants issued to the Representative are filed as Exhibits 1.1, 4.1, and 4.2 respectively, to this Report, and the description of the material terms of the Underwriting Agreement and the Representative’s Warrants are qualified in their entirety by reference to such exhibits.

Other Events

In connection with the IPO, the Company issued two press releases.

On October 15, 2025 and October 16, 2025 announcing the pricing and closing of the IPO, respectfully. The press releases, furnished in this report as Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This Report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechCreate Group Ltd

Date: October 16, 2025	By:	/s/ Lim Heng Hai
	Name:	Lim Heng Hai
	Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of October 14, 2025, by and among the Company, the Representative and Revere Securities (as representative of the underwriters named therein)
4.1	Representative’s Warrants issued to Cathay Securities, Inc., dated as of October 16, 2025
4.2	Representative’s Warrants issued to Revere Securities LLC, dated as of October 16, 2025
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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